Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Dear Colleagues,

Today it is my pleasure to take a few moments to share some exciting updates with you, including the release of our 2010 Quality and Social Responsibility Report and a development that solidifies Kindred as the nation’s premier provider of diversified post-acute care.

Kindred’s 2010 Quality and Social Responsibility Report

Year over year we have seen our quality metrics improve, and 2010 continued that trend. Along with the earnings release, we issued our 2010 Quality and Social Responsibility Report that transparently tracks our results and ongoing efforts to improve quality care and services for our patients. Once again, we demonstrated how we are leading the way in person-centered, coordinated post-acute care and our commitment to provide a continuum of post-acute care in local markets we serve.

The report is available at http://www.kindredhealthcare.com/our-company/our-quality/, but I want to provide a few quick highlights that I believe illustrate how you delivered on Kindred’s promise of hope, healing and recovery. In 2010, our long-term acute care hospitals and nursing and rehabilitation centers continued to outperform national benchmarks in key quality indicators while caring for sicker patients and investing in additional clinical resources to meet their needs. This resulted in decreased length of stay, fewer re-hospitalizations and more

KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS

•        Take Care of Our People

•        Take Care of Our Patients, Residents and Customers

•        Grow

•        Be Efficient

•        Manage Our Capital Wisely

•        Organizational Excellence Through Performance Improvement

patients going home sooner at a lower cost to the healthcare system. Similarly, the physical and occupational and speech therapy services provided by the Company’s Peoplefirst division led to a 76.4% improvement in function for patients from what they were able to do on admission. As you’ll see in the report, in 2010 we invested more than $300 million in our most important resources – you – through training, healthcare, and tuition reimbursement among other programs.

A Successful 2010

Thanks to your dedication and hard work, and the compassionate care delivered by our Kindred employees, we had a good year in 2010. Despite a challenging volume, regulatory and reimbursement environment, we were able to consistently provide improved quality and customer service outcomes and we were able to grow our business. This is evident from our earnings release issued earlier this morning, which is available at http://investors.kindredhealthcare.com.

P.S. There will be $2 million of profit sharing that will go into everyone’s 401(k) in 2011!

Our strong performance in 2010 has provided the platform for an exciting 2011.

Combining Our Strengths with RehabCare

I am thrilled to report that this morning, we announced that we have signed a definitive agreement to acquire RehabCare Group, the country’s largest provider of rehabilitation therapy services, with more than 1,250 contracts throughout all sectors of the post-acute care continuum, 30 long-term acute care hospitals and 121 inpatient rehabilitation facilities (primarily hospital-based units). RehabCare’s name is synonymous with quality rehabilitative care and we respect the reputation it has earned during its nearly 30-year history.

Improving Lives and the Healthcare Delivery System

First and foremost, this opportunity is about improving lives. By bringing together these two strongly-aligned organizations and our dedicated and compassionate teams of therapists, physicians, nurses and other caregivers, we will deliver on the promises of both companies to provide hope, promote recovery and help our patients regain their lives as we work to improve care coordination and return them home.

Strategic Opportunity for Kindred/RehabCare and our Colleagues

Combining the strengths of Kindred and RehabCare will establish the nation’s premier provider of post-acute care services nationwide and in many local healthcare markets. We are particularly excited about the opportunity to add RehabCare’s services in our Cluster Markets and Inpatient Rehabilitation Services to our service offerings. Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery. Both Kindred and RehabCare have been aggressively developing a post-acute continuum of service lines in local markets – long-term acute care hospitals, inpatient rehabilitation facilities, subacute or transitional care, long-term care including Alzheimer’s and dementia care, and home care and hospice services – in order to partner with hospitals, health systems and payers to better manage episodes of care while at the same time improving quality and reducing costs. The combination of the two companies will support and accelerate this strategy.

Growth for Shareholders

As a result of this transaction, the combined company, with annual revenues of over $6 billion, will be the largest provider of post-acute care services in the U.S. with 75,000 employees and operations in 46 states. The Company will operate 118 long-term acute care hospitals, 226 nursing and rehabilitation centers, 121 inpatient rehabilitation facilities (primarily hospital-based units) and 1,808 hospital, skilled nursing and assisted living facility rehabilitation therapy service contracts across the country.

The attached press release provides additional details about this exciting opportunity. The announcement release and slides are available on www.kindredhealthcare.com.

Combining our Rehab Businesses

After the close of this transaction, the combined rehab business will have annual revenues of $1.3 billion. We will retain the RehabCare name for the combined Skilled Nursing Rehabilitation Services (SRS) and Hospital Rehabilitation Services (HRS) businesses. The leadership team for this consolidated business will include Chris Bird as President, Katie Gilchrest as Senior Vice President of Finance and Mary Van de Kamp as Senior Vice President of Clinical Operations. Joining them to round out the leadership team will be RehabCare’s Pat Henry as Executive Vice President of the combined Skilled Nursing Rehabilitation Services (SRS) operations, and Mary Pat Welc as Senior Vice President of Hospital Rehabilitation Services (HRS) operations.

Combining our Hospital Businesses

After the close of the transaction, RehabCare’s hospitals in Texas, Oklahoma and Louisiana will combine with the Kindred Hospitals in those states to form a new Southwest Region under the leadership of Brock Hardaway, who will become a Kindred Executive Vice President.

All other RehabCare hospitals throughout the country will join the operations and the leadership of existing Kindred Hospital districts and regions. While we will all be working hard to provide a smooth transition of the RehabCare Group operations it is important to note that the planned transaction is not yet final. It is subject to the receipt of certain regulatory approvals and other conditions but we expect to complete the transition within the next few months.

Thank you for your continued commitment to Kindred and the 33,800 patients and residents we care for each day. Today’s great news is only possible because of what you do every day and I hope that you are as excited about this opportunity as I am. Thank you again for all you do!

Kindred Update Webcast

Please join me this morning at 10:30 am EST for our first ever company live webcast. Click on the link below to access the webcast. For those who are unable to view the webcast, I encourage you to use the call-in number listed below and listen to an audio-only update.

I look forward to speaking with you today.

Webcast: http://www.thomson-webcast.net/us/dispatching/Kindred_20110207

Audio only: 888.396.2384, 617.847.8711

password: 50729943

An online replay will be available at http://www.kindredhealthcare.com at approximately 1 p.m. ET.

Best regards,

Paul

Please feel free to print this out and post it on your facility bulletin board. Also feel free to share this information with our physicians and colleagues in your next regularly scheduled staff meeting.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this letter contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Contact:	Richard A. Lechleiter	Contact:	Jay W. Shreiner
	Executive Vice President and		Executive Vice President and
	Chief Financial Officer		Chief Financial Officer
	(502) 596-7734		(314) 659-2189

KINDRED HEALTHCARE TO ACQUIRE REHABCARE GROUP

Merger Would Create the Premier Provider of Post-Acute Healthcare Services in the United States

with over $6 Billion in Annual Revenues and Operations in 46 States

Transaction Expected to be Highly Accretive to Kindred Earnings and Create Significant Value

to Stockholders of Both Companies

LOUISVILLE, Ky. and ST. LOUIS, Mo. (February 8, 2011) – Kindred Healthcare, Inc. (“Kindred”) (NYSE:KND) and RehabCare Group, Inc. (“RehabCare”) (NYSE:RHB) today jointly announced the signing of a definitive merger agreement under which Kindred will acquire RehabCare.

Under the terms of the merger agreement, each stockholder of RehabCare common stock will receive $26 per share in cash and 0.471 of a share of Kindred common stock. Based upon the average value of Kindred common stock, as defined, during the ten trading days preceding the signing of the merger agreement, each RehabCare stockholder will receive consideration with a current value of approximately $35 per share. Kindred expects to issue approximately 12 million shares in connection with the pending transaction. The aggregate value of the pending transaction approximates $1.3 billion, including approximately $400 million of existing indebtedness.

This transaction will create the largest post-acute healthcare services company in the United States with over $6 billion in annual revenues and operations in 46 states. The combined company will operate 118 long-term acute care (“LTAC”) hospitals with 8,492 licensed beds, 226 nursing and rehabilitation centers with 27,442 licensed beds, 121 inpatient rehabilitation (“IRF”) hospitals (primarily hospital-based units) and 1,808 hospital, nursing center and assisted living rehabilitation therapy services contracts across the country.

The merger agreement was unanimously approved by the Board of Directors of both Kindred and RehabCare. Under the terms of the merger agreement, two members of the RehabCare Board of Directors will join the Kindred Board following consummation of the transaction.

Kindred believes the transaction will be highly accretive to earnings and operating cash flows, exclusive of one-time items related primarily to the pending merger, immediately upon closing. In connection with the pending transaction, Kindred expects the combined company to achieve operating synergies of approximately $40 million within a period of two years following consummation of the acquisition, with $25 million expected in the first year after closing.

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680 South Fourth Street    Louisville, Kentucky 40202

502.596.7300      www.kindredhealthcare.com

Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

Kindred has obtained a financing commitment from JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets Inc. in connection with the pending transaction. Subject to certain conditions as well as market conditions, the Company expects to have in place approximately $1.9 billion of long-term financing, of which approximately $1.6 billion is expected to be outstanding at the time of consummation of the pending transaction.

The RehabCare acquisition is subject to certain conditions, including approvals by the stockholders of both companies, consummation of financing in accordance with the commitment letters, clearance of the notification to the Federal Trade Commission under the provisions of the Hart-Scott-Rodino Act of 1976, as amended, and the receipt of certain licensure and regulatory approvals. It is expected that the pending transaction will be completed on or about June 30, 2011.

Paul J. Diaz, President and Chief Executive Officer of Kindred, commented, “We are excited to announce the RehabCare acquisition and we believe that the combination will be highly accretive for Kindred stockholders, provide significant long-term strategic benefits to the stockholders of both companies and enhance our future growth prospects. The expansion of our size and scale and the opportunities to integrate RehabCare’s LTAC and IRF hospitals and rehabilitation therapy contract business with our operations will create a stronger company both nationally and locally and create value for all of our constituents in the communities we serve. We are particularly excited about the opportunity to add RehabCare’s services in our cluster markets and inpatient rehabilitation services to our service offerings. Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery.”

Mr. Diaz also commented, “I know that all my colleagues at Kindred join me in welcoming the RehabCare team as we jointly pursue the closing of this transaction and the building together of a great new company that is committed to ensuring that our patients and residents continue to receive the best care on their journey to recovery.”

John H. Short, Ph.D., President and Chief Executive Officer of RehabCare, noted, “Our combination with Kindred delivers significant value to our stockholders and provides an opportunity to share in the future growth of the combined company. We share the same commitment to delivering leading-edge post-acute care that improves lives, and we expect our patients, healthcare partners and professionals to benefit from the blending of our organizations.”

Morgan Stanley is acting as financial advisor to Kindred, and Cleary Gottlieb Steen & Hamilton LLP is acting as its legal advisor.

CitiGroup, Inc. is acting as financial advisor to RehabCare, Armstrong Teasdale, LLP is acting as its legal advisor and Bryan Cave LLP is acting as legal advisor to its Board of Directors.

In connection with the pending transaction, Kindred has suspended its fiscal 2011 earnings guidance.

Pro Forma Financial Information

In connection with today’s announcement of the RehabCare acquisition, Kindred provided certain pro forma financial projections so that investors could more easily assess and value the combined company.

The pro forma financial projections included in this press release assume that the pending transaction was consummated on January 1, 2011 and include the projected results of the combined company for the year ended December 31, 2011. Non-recurring costs and expenses associated with the pending transaction have been excluded from the pro forma financial projections. The pro forma financial projections assume that Kindred will realize approximately $25 million of operating synergies in the first year following consummation of the transaction.

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

Based upon the pro forma financial projections, revenues for the combined company should approximate $6.2 billion for the year ended December 31, 2011. Operating income, or earnings before interest, income taxes, depreciation, amortization and rent, is expected to range from $892 million to $909 million. Rent expense is expected to approximate $422 million, while depreciation, amortization and net interest expense are expected to approximate $303 million. Income from continuing operations for the year could approximate $101 million to $111 million or $1.95 to $2.15 per diluted share (based upon diluted shares of 51.2 million).

Mr. Diaz commented, “The RehabCare acquisition offers a unique opportunity for significant growth and earnings accretion for Kindred stockholders without excessive leverage. We expect that the adjusted debt of the combined company, using a factor of six times rents, should approximate 4.5 at the end of 2011. This compares to Kindred’s stand-alone adjusted leverage of 4.4 at December 31, 2010. In addition, the combined company’s ability to generate considerable operating cash flows will allow for significant pay-downs of debt over the next few years.”

Conference Call

A joint conference call to discuss the pending transaction will be held at 8:30 a.m. EST on Tuesday February 8, 2011. The conference call can be accessed by dialing (913) 312-1305. Investors can access a live webcast of the conference call through a link on Kindred’s website at www.kindredhealthcare.com.

A telephone replay of the conference call will be available at approximately 11:30 a.m. on February 8 by dialing (719) 457-0820, access code: 7191328. The replay will be available through February 16.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements regarding Kindred’s and RehabCare’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements.

Such forward-looking statements are inherently uncertain. In particular, the pro forma financial projections included in this press release reflect Kindred management’s assumptions and estimates as of the date hereof. While Kindred management believes these assumptions and estimates to be reasonable in light of the facts and circumstances known as of the date hereof, the projections are necessarily speculative in nature. Many of these assumptions and estimates are driven by factors beyond the control of Kindred or RehabCare, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. No independent accountants have provided any assurance with respect to these projections. Moreover, Kindred does not undertake any obligation to update projections and does not intend to do so. Accordingly, you should not place undue reliance on these projections or any of the other forward-looking statements in this press release, which are likewise subject to numerous uncertainties, and you should consider all of such information in light of the various risks identified in this press release and in the reports filed by Kindred and RehabCare with the Securities and Exchange Commission (the “SEC”), as well as the other information that Kindred and RehabCare provide with respect to the pending acquisition.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

As noted above, this press release includes a financial measure referred to as operating income. Kindred uses operating income as a meaningful measure of operational performance in addition to other measures. Kindred uses operating income to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, Kindred believes this measurement is important because securities analysts and investors use this measurement to compare its performance to other companies in the healthcare industry. Kindred believes that income from continuing operations is the most comparable GAAP measure. Readers of Kindred’s financial information should consider income from continuing operations as an important measure of Kindred’s financial performance because it provides the most complete measure of its performance. Operating income should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of the estimated operating income to income from continuing operations provided in the pro forma financial projections is included in this press release.

Additional Information about this Transaction

In connection with the pending transaction with RehabCare, Kindred will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the pending transaction will be set forth in the joint proxy

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Kindred Healthcare To Acquire RehabCare Group

February 8, 2011

statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-200 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of over $4.3 billion and approximately 56,800 employees in 40 states. At December 31, 2010, Kindred through its subsidiaries provided healthcare services in 696 locations, including 89 long-term acute care hospitals, 226 nursing and rehabilitation centers and a contract rehabilitation services business, Peoplefirst rehabilitation services, which served 381 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies in 2009 and 2010, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

About RehabCare Group

Established in 1982 and headquartered in St. Louis, MO, RehabCare Group, Inc. (www.rehabcare.com) is a leading provider of post-acute care, owning and operating 34 long-term acute care and rehabilitation hospitals and providing program management services in partnership with over 1,250 hospitals and skilled nursing facilities in 42 states and Puerto Rico. RehabCare is included in the Russell 2000 and Standard and Poor’s Small Cap 600 Indices.

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